UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Eastern Airlines Corporation, Ltd.

File No. 001-14550 - CF# 22271

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      China Eastern Airlines Corporation, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 24, 2008.

      Based on representations by **China Eastern Airlines Corporation, Ltd**. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 4.15   through June 19, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Patti J. Dennis
          Chief, Office of Disclosure Support